Exhibit 1.01

TPI Composites, Inc.

Conflict Minerals Report

For the Reporting Period January 1 to December 31, 2020

This Conflict Minerals Report (“CMR”) has been prepared by TPI Composites, Inc., a Delaware corporation (herein referred to, alternatively, as “TPI,” “we” and “our”). This CMR for the reporting period January 1 to December 31, 2020 is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum and tungsten.

To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

Pursuant to SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014, TPI is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. Furthermore, given that TPI has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein was not required.

I.    Product Description

TPI is a manufacturer of composite wind blades for the wind energy market, high strength, lightweight and durable composites products for the transportation market and related tooling assemblies for these products. A complete description of TPI’s business and products is contained in “Part I. Item 1. Business” of our most recent annual report on Form 10-K, filed with the SEC on February 25, 2021.

II.    Supply Chain Overview

TPI purchases materials, products and services to support production across our global manufacturing locations. The largest contributor within TPI’s global procurement spend is direct raw materials. Although the majority of materials incorporated into our products are available from a number of sources, certain materials are available only from a relatively limited number of suppliers. Further, our agreements with certain customers require us or our customers to purchase raw materials from a single supplier unless additional suppliers are evaluated and found to satisfy the requirements set out in those agreements. The key raw materials for the products we manufacture include highly advanced fiberglass fabrics, select carbon reinforcements, foam, balsa wood, resin, adhesives for assembly of molded components, gel coat or paint for preparation of cosmetic surfaces, and attachment hardware, including steel components. Our sourcing activities are managed at both global and regional levels. The global sourcing team manages the sourcing activities through framework contracts and drives strategic sourcing activities. The regional supply chain teams control the sourcing activities which include mainly service and indirect materials along with some local capital expenditure activities.

III.    Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have determined that:

•	our products contain conflict minerals that are necessary to the production or functionality of such products; and

•	we are unable to determine that none of the conflict minerals present in our products originated in the Covered Countries.

We are therefore required by the Final Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

IV.    Design of Due Diligence Measures

TPI has designed and is in the process of implementing its due diligence measures with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

V.    Due Diligence Measures Performed

TPI has performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

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TPI has adopted a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) its support for sourcing conflict-free materials from the Covered Countries in accordance with OECD Guidance, and (ii) its expectations of its suppliers regarding supporting TPI’s compliance activities. The Conflict Minerals Policy can be found on our website at www.tpicomposites.com/suppliers/supplier-resources/.

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Members from our Environmental, Health, and Safety (“EHS”), supply chain and legal departments are managing the implementation of TPI’s RCOI, the conducting of due diligence on the source and chain of custody of TPI’s necessary conflict minerals, and the drafting of the SEC filings required by the Final Rules. To the extent that red flags or other issues are identified in the supplier questionnaire or engagement processes, these issues and red flags will be addressed first by the responsible individuals within the EHS, supply chain and legal departments, and will then subsequently be reported to the Nominating and Corporate Governance Committee of our Board of Directors.

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The EHS, supply chain and legal staff responsible for conflict minerals compliance are required to be familiar with TPI’s Conflict Minerals Policy and with TPI’s conflict minerals-related processes and procedures.

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TPI’s standard terms of purchase contain a conflict minerals compliance provision requiring suppliers to (i) cooperate with TPI in providing all certifications and information relating to Conflict Minerals and (ii) make all commercially reasonable efforts to contractually require its supply base (and its supplier’s supply base) to comply with all relevant and material obligations.

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TPI has established an anonymous hotline that is designed to provide a confidential or anonymous avenue of communication for reporting violations of (i) TPI’s Code of Business Conduct & Ethics and Conflict Minerals Policy or (ii) applicable law, including disclosures in reports filed with the SEC and other public disclosures that are not fair, timely and understandable. For this reason, our anonymous hotline and Code of Business Conduct & Ethics include and encompass the reporting of improper activities in connection with the preparation of TPI’s Form SD pursuant to the Final Rules and the Conflict Minerals Policy.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

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During its annual request for information and request for proposal process (“RFP Process”), our global sourcing team deployed a supplier management portal that included questionnaires of TPI’s global supplier base to obtain information on whether conflict minerals were necessary to the production of the material sourced from such supplier and whether conflict minerals were contained in the final material being supplied. Throughout 2020, certain regional suppliers were integrated into this supplier management portal as well and were prompted to answer the conflict mineral questionnaire. We reviewed the responses from the questionnaires and additional support provided by our suppliers (e.g. Conflict Mineral Reporting Templates created by the Responsible Minerals Initiative (“CMRTs”) and/ or letters specifying the conflict mineral’s mine or country of origin) with our global sourcing team and senior management. We then made additional requests regarding the accuracy of the suppliers’ statements and certifications to us by requesting written certifications and additional documentation to support their conclusions.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

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If, on the basis of red flags that are identified as a result of either (i) the supplier questionnaire or engagement processes or (ii) the receipt of information from other sources, TPI determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, TPI will send an applicable follow-up communication to gather more information or clarify inconsistent information. As applicable, TPI may escalate by engaging with the supplier to resolve the sourcing issue and/or engaging with our customer to the extent the sourcing decision is driven by our customer.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the Responsible Minerals Initiative to conduct third-party audits of smelters and refiners.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Final Rules, we have filed a Form SD and a CMR as an exhibit thereto for the 2020 calendar year reporting period. The Form SD and Conflicts Minerals Report are also available on our website at https://ir.tpicomposites.com/websites/tpicomposites/English/3200/us-sec-filings.html.

VI.    Due Diligence Results

Each of TPI’s products have a corresponding bill of materials. On average, TPI’s global sourcing team sources approximately 90% of the aggregated bill of materials. The regional supply chain teams source the remaining 10% of the aggregated bill of materials, as well as the materials for our tooling assemblies. A sizeable quantity of the 10% of material sourced by our regional supply chain team is manufacturing, process-related consumables that are not contained in TPI’s final products (e.g. paint brushes, buckets, and rags).

In conjunction with TPI’s 2020 RFP Process and its supplier quality process, all potential global suppliers and certain regional suppliers are prompted by TPI’s supplier management portal to answer a questionnaire that includes conflict mineral questions. Our global sourcing team reviewed: (i) the suppliers who are directly sourced by either the global or regional sourcing team and (ii) the suppliers who are sourced by TPI’s customers that deliver bill of material items directly to TPI. Following this review, the global sourcing team identified 403 suppliers to be assessed for conflict minerals. As of May 2021, of these 403 suppliers, 265 had responded to TPI’s conflict minerals inquiries. Of that 265, seven suppliers indicated that the materials they supply to TPI contain or may contain conflict minerals. To date, six of these seven suppliers have certified that the conflict minerals contained in their products were supplied by smelters that do not source conflict minerals from the Covered Countries. The seventh supplier, who reported that the products it supplies to TPI may contain small and/or trace amounts of tin, declared in its CMRT that while its current tin smelter list from its suppliers indicates no sourcing from a Covered Country, it was unknown to this seventh supplier whether any of its suppliers may have sourced tin from a Covered Country. Therefore, TPI was not able to determine the mine or location of origin of all of the conflict minerals sourced by this supplier.

VII.    Steps to Improve Due Diligence and Pursue Continuous Improvement

TPI intends to take the following steps to pursue continuous improvement of our due diligence efforts:

•	Continue to engage with its suppliers to obtain complete CMRTs and to resolve inconsistencies and incomplete responses in the reports from its suppliers;

•	Evaluate engagement of a third-party service and software program to assist with gathering, storing and validating conflict mineral data; and

•	Provide ongoing training regarding emerging best practices and other relevant topics to EHS, supply chain and legal staff responsible for conflict minerals compliance.

FORWARD LOOKING STATEMENTS

Statements relating to due diligence improvements are forward-looking in nature and are based on TPI management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of TPI’s control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including TPI’s) are not incorporated by reference in, or considered to be a part of, this CMR, unless expressly incorporated by reference herein.